PRESS RELEASE

Banro Announces Court Approval of Sale and Investment Solicitation Process, Availability
under DIP Facility and Extension of Stay under Restructuring Proceedings

Toronto, Canada –January 18, 2018 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announced today that the Company and its Barbados based subsidiaries have obtained approval from the Ontario Superior Court of Justice (Commercial List) to commence a sales and investment solicitation process (the “SISP”) in the context of its proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). Banro also announced that certain significant conditions precedent to the effectiveness of the previously approved US$20 million interim financing facility (the “DIP Facility”) have been satisfied and the DIP Facility is expected to be available to the Company sometime during the week ending January 27, 2018 to support its continuing operations during the CCAA proceedings. The Company also announced that it has obtained an extension of the stay of proceedings in the CCAA proceedings to March 30, 2018.

As previously announced, Banro entered into a Support Agreement with certain of its major stakeholders on December 22, 2017 (the“Support Agreement”) in connection with its filing under the CCAA. The Support Agreement provides that a recapitalization plan (the “Recapitalization Plan”) will be implemented by the end of March or mid-April 2018, in the event that a superior transaction is not identified and implemented under the SISP.

The SISP will commence on or about January 22, 2018. Interested parties will be given an opportunity to submit offers for the acquisition of the business and assets of some or all of the business and assets of the Company and its subsidiaries (i) for cash proceeds equal to the outstanding amount of the DIP Facility, the priority debt, 75% of the affected parity lien debt of Banro, and cash consideration sufficient to repay all amounts due under the stream agreements or treatment of the stream agreements on the same terms as the Recapitalization Plan, or (ii) on other terms determined to be superior to the Recapitalization Plan, in accordance with the terms of the SISP.

A copy of the SISP and all related CCAA materials can be found on the Monitor’s website at: http://cfcanada.fticonsulting.com/banro/. Any potential buyer interested in participating in the SISP should contact the Monitor at banro@fticonsulting.com. Similarly, any questions in respect of the SISP should be directed to the Monitor at banro@fticonsulting.com.

The key features of the Recapitalization Plan pursuant to the Support Agreement include: (i) an exchange of certain parity lien debt (including the amounts owing under the US$197.5 million 10.00% secured notes due March 1, 2021, the Company’s US$10 million dore loan and the US$20 million gold forward sale agreement relating to production at the Company’s Namoya mine) for all of the equity of restructured Banro (subject to dilution on account of certain equity warrants to be issued as in connection with the Recapitalization Plan); (ii) consensual amendment of priority lien debt and streaming obligations held by Baiyin International Investment Ltd (“Baiyin”) and Gramercy Funds Management LLC (“Gramercy”) or related parties of those entities, including deferrals or partial forgiveness of certain obligations owing thereunder; (iii) compromising certain unsecured claims at Banro for nominal consideration; and (iv) a cancellation of all existing equity of Banro and any and all equity related claims. A copy of the Support Agreement (and detailed recapitalization term sheet) can be found on Banro’s SEDAR profile.

As noted in the Company’s December 22, 2017 press release, all debt and other obligations of Banro within the Democratic Republic of the Congo (the “DRC”) will be unaffected under the Recapitalization Plan. It is expected that the Company’s operations in the DRC will continue in the ordinary course of business and that obligations to DRC lenders, employees and key suppliers of goods and services, both during the CCAA proceedings and after the reorganization is completed, will continue to be met on an ongoing basis.

Further news releases will be provided on an ongoing basis throughout the CCAA process as may be determined necessary.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process and the ability of the Company to meet its obligations, the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to implement the Recapitalization Plan or obtain advances under the DIP Facility due to the failure of one or more of the conditions precedent to be satisfied, or that the SISP will be unsuccessful. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

Enquiries for the Monitor may be directed to:

FTI Consulting Canada Inc., in its capacity as Monitor of Banro Corporation et al

Telephone:	+1 (416) 649-8131
Toll Free:	+1-888-425-0980
Email:	banro@fticonsulting.com
Web:	http://cfcanada.fticonsulting.com/banro

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.